# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lyell Immunopharma, Inc., CIK 0001806952
CUSIP: 55083R203
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 201 Haskins Way, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001415889-25-022288
Filed by CIK 0002082302

## Reporting persons
- Explore Investments LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,529,054; sole dispositive power 0; shared dispositive power 1,529,054; aggregate amount beneficially owned 1,529,054 (6.6% of the class)
  Comment: The percentage reported in Row 11 is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934 (as amended, the "Exchange Act") and based on an aggregate total of 23,328,390 shares of the common stock of Lyell Pharmaceuticals, Inc. (the "Issuer") outstanding as of March 31, 2026, as reported by the Issuer in its preliminary prospectus (the "Prospectus") (File No. 333-294884) dated April 3, 2026, incorporated in the Issuer's Form S-3 registration statement filed with the Securities and Exchange Commission (the "SEC") on April 3, 2026.
- Jeffrey P. Bezos: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,529,054; sole dispositive power 0; shared dispositive power 1,529,054; aggregate amount beneficially owned 1,529,054 (6.6% of the class)
  Comment: For purposes of Rule 13d-3 under the Exchange Act, all shares of the Issuer's common stock held by Explore may be deemed to be beneficially owned by Jeffrey P. Bezos as the sole member of Explore.
  
  The percentage reported in Row 11 is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 23,328,390 shares of the Issuer's common stock outstanding as of March 31, 2026, as reported by the Issuer in the Prospectus.

## Item 1. Issuer
Name of issuer: Lyell Immunopharma, Inc.
Address of issuer's principal executive offices: 201 Haskins Way, South San Francisco, CA, 94080.

## Item 2. Person Filing
Name of person filing:
Explore Investments LLC, a Delaware limited liability company ("Explore")
Jeffrey P. Bezos, an Individual ("Mr. Bezos" and together with Explore, the "Reporting Persons")
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

P.O. Box 6470
Surfside, FL 33154
Citizenship: Explore is formed in the State of Delaware. Mr. Bezos is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Reference to "beneficial ownership" of securities for purposes of this amendment 1 to the statement on Schedule 13G (this "Statement") shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

As of March 31, 2026, the Reporting Persons may each be deemed to directly or indirectly beneficially own an aggregate 1,529,054 shares of the Issuer's common stock.

Explore is the direct holder of all the shares identified in the preceding paragraph. For purposes of Rule 13d-3 under the Exchange Act, all of the aforementioned securities of the Issuer directly held by Explore may be deemed to be beneficially owned by Mr. Bezos as the sole member of Explore. Notwithstanding, the filing of this Statement shall not be construed as an admission by Mr. Bezos, for purposes of Sections 13(d) or 13(g) of the Exchange Act or otherwise, as to beneficial ownership of the securities reported herein.
Percent of class:
As of March 31, 2026, the Reporting Persons were each deemed to directly or indirectly beneficially own an aggregate 6.6% of the Issuer's outstanding common stock.

The aforementioned percentage was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 23,328,390 shares of the Issuer's common stock outstanding as of March 31, 2026, as reported by the Issuer in its preliminary prospectus (the "Prospectus") (File No. 333-294884) dated April 3, 2026, incorporated in the Issuer's Form S-3 registration statement filed with the SEC on April 3, 2026.
Sole power to vote or to direct the vote:
Explore 0
Mr. Bezos 0
Shared power to vote or to direct the vote:
Explore 1,529,054
Mr. Bezos 1,529,054
Sole power to dispose or to direct the disposition:
Explore 0
Mr. Bezos 0
Shared power to dispose or to direct the disposition:
Explore 1,529,054
Mr. Bezos 1,529,054

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Explore Investments LLC: /s/ Paul Dauber, Paul Dauber/its Manager (05/08/2026)
- Jeffrey P. Bezos: /s/ Jeffrey P. Bezos, Jeffrey P. Bezos/an Individual (05/08/2026)